GREAT BASIN GOLD LTD.

Registered Office
1500 Royal Centre,
1055 West Georgia Street,
P.O. Box 11117,
Vancouver, British Columbia, V6E 4N7

and

Management Office
Ground Floor, 138 West Street
Sandton, South Africa, 2146
Telephone: +27-11-301 1800 Fax: +27-11-301 1840

MANAGEMENT INFORMATION CIRCULAR
as at May 14, 2009

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Great Basin Gold Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 22, 2009 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Information Circular, references to “Great Basin”, "the Company", "we" and "our" refer to Great Basin Gold Ltd. "Common Shares" means Common Shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we will reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare Investor Services Inc "Computershare". These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, by 2 PM (Pacific time) on June 18, 2009 to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada, and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 14, 2009 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of April 30, 2009, there were a total of 333,189,534 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company as at April 30, 2009.

The following documents filed with the securities commissions or similar regulatory authority of all Provinces and Territories in Canada are specifically incorporated by reference into, and form an integral part of, this Management Information Circular:

  Annual Information Form filed for the fiscal year ended December 31, 2008; and

  Financial Statements for the year ended December 31, 2008, report of the auditor and related management discussion and analysis.

A copy of these documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Bernhard Zinkhofer, the Corporate Secretary of the Company, at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, telephone: 604-917-7483 or fax: 604-893-2395. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2008, with related management discussion and analysis thereof and the report of the auditor, will be placed before the Meeting.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of votes cast at the Meeting in respect to the appointment of the Company’s auditors is required to pass the resolutions. If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the new “majority votes” policy described below, which is the recently adopted governance policy under which an elected director will voluntarily offer his or her resignation if he or she received more “withhold” votes than “for” votes, the eight nominees receiving the highest number of votes will be elected, even if a director gets fewer votes “for” than “withhold” votes.

The quorum for the transaction of business at a meeting of shareholders is two persons present personally or represented by proxy, who, in the aggregate, hold at least 331/3 of the issued shares entitled to be voted at the meeting.

ELECTION OF DIRECTORS

There are currently eight directors on the Board. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

New Majority Votes Policy

The Board of Directors has adopted a policy stipulating that if the votes ”for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withhold”, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board of Directors will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nominating and Governance Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Summary of Director Biographical Information and Securityholdings

The following table sets out the names of management’s eight nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 30, 2009:

Name of Nominee, Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares, Options and Warrants Beneficially Owned or Controlled(1)(2)
Patrick R. COOKE Director Gauteng, South Africa	Since April 2006	425,202 Shares 280,000 Options
T. Barry COUGHLAN Director British Columbia, Canada	Since February 1998	20,000 Shares 370,000 Options
Ferdinand DIPPENAAR President, Chief Executive Officer and Director Gauteng, South Africa	Since December 2005	282,000 Shares 2,024,800 Options
David M.S.ELLIOTT Director British Columbia, Canada	Since July 2004	44,440 Shares 280,000 Options
Wayne KIRK Director Washington, United States	Since July 2004	40,000 Shares 310,000 Options
Sipho A. NKOSI Director Gauteng, South Africa	Since August 2003	Nil Shares 340,000 Options
Walter T. SEGSWORTH Director British Columbia, Canada	Since January 2003	50,000 Shares 350,000 Options
Ronald W. THIESSEN Chairman of the Board and Director British Columbia, Canada	Since October 1993	368,531Shares 495,000 Options

Notes:

(1)

The 2008 annual option allotments to directors were granted on April 10, 2008. In December 2008 directors were also afforded the opportunity to elect to cancel unexercised directors share options issued at above $1.50 and were granted a new allocation of options equal to 50% of the cancelled options at a price of $1.49 vesting over a 24 month period on December 11, 2008, which were priced on April 10, 2009 in terms of TSX requirements.

(2)

As of April 30, 2009, the total beneficial security holdings of the current directors and Named Executive Officers beneficially owned, directly or indirectly, or exercised control or direction over 1,230,173 Common Shares of the Company (0.37%).

BIOGRAPHICAL INFORMATION

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

PATRICK R. COOKE, B.Comm (Wits), CA (SA) – Director

Patrick Cooke is a native of South Africa and received his chartered accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke has been responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in mineral information technology, wholesale fast moving consumer goods, financial services and professional services companies. Since leaving the employment of Pangea DiamondFields PLC in December 2008, Mr. Cooke has been self employed.

Mr. Cooke is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Pangea DiamondFields PLC (1)	Director	August 2006	December 2008
Great Basin Gold Ltd.	Director	April 2006	Present

Note:
(1) London Stock Exchange – Alternate Investment Market (“AIM”).

T. BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Quadro Resources Ltd (formerlyTri- Gold Resources Corp).	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002
Amarc Resources Ltd	Director	February 2009	Present

FERDINAND DIPPENAAR, B. Proc, MBA – President and Chief Executive Officer and Director

Ferdi Dippenaar is a resident of the Republic of South Africa and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005.

Mr. Dippenaar is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Village Main Reef Gold Mining Company (1934) Ltd (1)	Director	July 2008	Present
Kryso Resources Inc (2)	Director	April 2007	Present
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd. (1)	Executive Director	1997	November 2005

Notes:

(1)	Johannesburg Stock Exchange (“JSE Ltd”).
(2)	London Stock Exchange (“AIM”).

DAVID M.S. ELLIOTT, B.Comm, ICD.D, F O – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a chartered accountant designation with KPMG LLP. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

Mr. Elliott is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and professional consultant. With over 40 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Gabriel Resources Ltd.	Director	June 2008	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

SIPHO A. NKOSI, B.Comm (Hons) (Econ), MBA, Diploma in Market Management – Director

Sipho Nkosi began his career as a market analyst with Ford Motor Company South Africa in 1980. In 1986 he moved to Anglo American Coal Corporation where he worked as a marketing coordinator. In 1992 he joined Southern Life Association as senior manager, strategic planning. In 1993 he accepted the position of marketing manager, new business development at Trans-Natal Coal Corporation, which later became Ingwe Coal Corporation. In 1997 he joined Asea Brown Boveri (South Africa) Limited as vice president marketing. He joined ABB Power Generation in 1998 as managing director. He was the founder and chief executive officer of Eyesizwe Holdings since 2001. Mr. Nkosi was appointed as chief executive officer of Exxaro Resources Limited during November 2006.

Other current directorships: African Life Company (Pty) Ltd; Everest Systems Solutions (Pty) Ltd; Eyesizwe Coal (Pty) Ltd; Eyesizwe Holdings (Pty) Ltd; Eyesizwe Mining (Pty) Ltd; Gold Fields Coal Ltd; Richards Bay Coal Terminal Company Ltd; Amawazi Technologies and Exxarro Resources Ltd.

Mr. Nkosi is or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Exxaro Resources (1) Ltd (formerly Khumba Resources Ltd	Chief Executive Officer	September 2007	Present
Anooraq Resources Corporation	Director	September 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present

Note:

(1)	JSE Ltd.

WALTER T. SEGSWORTH, P.Eng – Director

Walter Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	June 2008
Anooraq Resources Corporation	Director	March 2004	September 2004
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources	Director	May 2002	April 2007
Yukon Zinc Corp.	Director	February 2001	July 2008
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	June 2008
Plutonic Power Corp	Director	October 2003	Present
Centenario Copper Corporation	Director	March 2004	April 2009

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a chartered accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Services Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Services Inc.

Mr. Thiessen is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	June 2008
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006

Company	Positions Held	From	To
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	August 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources (formerlyTri-Gold Resources Corp.)	Director	July 1992	December 2006

Directors to be elected pursuant to any arrangement or understanding

Pursuant to the Subscription and Acquisition Agreement dated August 8, 2007, in which the Company’s Black Economic Empowerment transaction was finalised, Tranter Gold (Pty) Ltd (“Tranter Gold”), as long as it holds 5% or more of the issued share capital of Great Basin Gold Ltd, is entitled to appoint one director to the Board of Directors of the Company. Mr. Nkosi, who was already serving on the Company’s Board of Directors, was nominated as Director by Tranter Gold. Tranter Gold currently holds approximately 6% of the issued share capital of Great Basin Gold Ltd on a fully diluted basis.

Sanctions

No proposed director or executive officer within the last 10 years before the date of this Management Information Circular acted in that capacity for a company that:

(a)	was subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No penalties or sanctions were imposed against any proposed director (inclusive of any personal holding companies of the proposed director) in terms of any settlement agreement or by a court relating to securities legislation or by a securities regulatory authority that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada will be nominated at the Meeting for appointment as auditor of the Company at remuneration to be fixed by the Audit Committee of the Board of Directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI52-110") requires the Company to disclose annually certain information concerning the constitution of its audit committee and its relationship with its independent auditor. This information is disclosed in the Company’s Annual information Form filed at www.sedar.com on March 27, 2009.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101F1 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101F1.

Constitution and Independence of the Board

A majority of the members of the Board of Directors are independent directors and thus the Board is able to act independently from management. The Board of Directors is currently comprised of eight persons, of whom five are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s current independent and non-independent directors and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Ferdinand Dippenaar	Non-Independent - basis for determination: Serves as President and Chief Executive Officer of the Company
Ronald W. Thiessen	Non-Independent - basis for determination: Former compensated executive officer within the previous 3 years and an employee of a company (Hunter Dickinson Services Inc) that provided significant services to the Company.
Sipho A. Nkosi	Non-Independent - basis for determination: Serves as a director of Tranter Gold (Pty) Ltd, the Black Economic Empowerment partner of the Company which is a party to a material agreement with the Company
Patrick R. Cooke	Independent
T. Barry Coughlan	Independent
David M.S. Elliott	Independent
Wayne Kirk	Independent
Walter T. Segsworth	Independent

The Board continues to focus on developing its independence from management. The independent members of the Board meet without non-independent directors and management at least once annually. The Board encourages open and candid discussions among its independent directors, and in terms of the Board’s mandate, directors in discharging their fiduciary duties of care loyalty and candour, are expected to exercise their business judgement to act in what they reasonably and honestly believe to be in the best interests of the Company and of its shareholders. To enhance the leadership of its independent directors, the Board has appointed independent members as chairmen of four of the six Board Committees.

Independent directors may at reasonable times and with reasonable notice have full access to employees and officers of the Company. Furthermore, the charters of the Board Committees provide that those committees may engage outside advisors at the expense of the Company in appropriate circumstances, and the Committees have secured independent advice on occasion.

The Chairman of the Board, Ronald Thiessen, is not an independent director as he was a compensated executive officer of the Company during the last three years and he is also a director, officer and employee of Hunter Dickinson Services Inc as stated above.

Other Directorships

The section entitled "Election of Directors" in this Management Information Circular gives details of other reporting issuers (Canadian or foreign) of which each director is a director or officer.

Meetings of Directors

The attendance record of directors at the Board meetings from January 1, 2008 to May 14, 2009 is as follows:

Director	Board Meetings
Patrick R. Cooke	9 from 9
T. Barry Coughlan	8 from 9
David M.S. Elliott	9 from 9
Ferdinand Dippenaar	9 from 9
Wayne Kirk	9 from 9
Sipho Nkosi	4 from 9
Walter T. Segsworth	7 from 9
Ronald W. Thiessen	9 from 9

Board Mandate

The Board mandate is set out in Appendix 1 to the Company’s Corporate Governance Policies and Procedures Manual that has been published on the Company’s website mentioned on the last page below.

Stewardship of the Company

The Company’s Board of Directors is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Policies and Procedures Manual to supervise the management of the affairs and business of the Company.

The Board of Directors performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Chief Executive Officer has appointed a Risk Steering Committee with the responsibility to identify the principal enterprise-wide risks to the Company’s business. The Committee is working with management to implement an enterprise-wide risk management program to identify risks and to establish systems and procedures to ensure that these risks are monitored, mitigated and managed. The Risk Steering Committee is comprised of the President and Chief Executive Officer, the Chief Financial Officer and the Vice-President, Business Services and reports to the Board of Directors on a quarterly basis.

All appointments of Executive Officers are approved by the Board.

Mr. Lourens A. Van Vuuren’s appointment as Chief Financial Officer was recommended by the Audit Committee comprising (at that stage) 4 independent members and approved by the Board, effective March 3, 2008.

The Company has adopted a Disclosure Policy to ensure effective communication between the Company and its shareholders and the public. The Board of Directors has delegated responsibility for communication with the public and the Company’s shareholders to its President and Chief Executive Officer. Procedures are in place to ensure proper, recording, collection and dissemination of information, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by the President and Chief Executive Officer and designated Senior Managers.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company’s external auditor reports directly to the Audit Committee. In its regular meetings with the external auditor, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems. The auditors meet with the Audit Committee without management’s presence on a regular basis.

In terms of the Company’s Articles of Association none of the Board Committees have the power to fill vacancies in the board of directors, remove a director or, change the membership or fill vacancies in any of the board committees.

Orientation and Continuing Education

The Board is developing a Director’s Orientation Policy for new directors. New directors, as part of the proposed orientation program, will meet with senior management to discuss the business of the Company, receive a binder of relevant corporate information, Board policies and historical and current operating and financial information, and may tour selected offices of the Company. Directors are encouraged to participate in continuing education and other programs intended to enhance their knowledge and understanding of the

Company, the mining industry and specialized fields of knowledge that they bring to their positions as directors, for which the Company pays the costs.

Ethical Business Conduct

The Company has adopted a Code of Ethics that governs the behaviour of its directors, officers and employees. The standards are available at www.sedar.com. The Code of Ethics and Trading Restrictions are set out as Appendix 4 of the Company’s Corporate Governance Policies and Procedures Manual that is available on the Company’s website mentioned on the last page hereof. The Chairs of the Audit and Nominating and Governance Committees are responsible for monitoring compliance with the Code.

The Board of Directors has in place a number of policies designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. The articles of association of the Company contain similar provisions. In those circumstances, the relevant director and officer must declare his interest and in the case of a director, refrain from voting, and the Audit Committee considers the interested party transactions in advance of their consideration by the Board.

Board Committees

The Company has six Board committees set out below and a Disclosure Committee which is not a Board Committee. The Board confirmed the following Committees for 2009 on March 27, 2009 and intends that their reappointment be made effective immediately after the shareholders meeting on the assumption they are reelected as directors:

Nominating & Governance
Audit Committee	Compensation Committee	Committee
David M.S. Elliott, Chair	T. Barry Coughlan, Chair	Wayne Kirk, Chair
Patrick R. Cooke	Patrick R. Cooke	Patrick R. Cooke
Wayne Kirk	David M.S. Elliott	T. Barry Coughlan
	Sipho A. Nkosi	Sipho A. Nkosi

Environmental, Health and	Investment Committee	Executive Committee
Safety Committee
Walter T. Segsworth, Chair	Ferdinand Dippenaar, Chair	Ronald W. Thiessen, Chair
	David M.S. Elliott	Patrick R. Cooke
	Walter T. Segsworth	Ferdinand Dippenaar
Ronald W. Thiessen

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Although the Board has a nominating and governance committee, the nomination of candidates for election and selection to the Board continues to be currently performed by the Board as a whole.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of three independent directors, Messrs. Cooke, Coughlan and Kirk (Chairman), and non-independent director, Mr. Nkosi.

The Nominating and Governance Committee monitors corporate governance issues, including the governance of the Board of Directors and Board committees. This Committee’s mandate includes:

(a) developing and recommending to the Board the standards to be applied in assessing whether the Company’s directors are independent,

(b) performing the annual evaluation of the effectiveness of the Board and Board committees. (The process used for these assessments is described under the heading “Assessments” below),

(c) seeking out and recommending to the Board the nominees for election or re-election to the Board and for the appointment to Board committees, although the nomination of candidates for election to the Board continues to be currently performed by the Board as a whole,

(d) developing succession planning strategies for the Board and its committees, and

(e) recommending to the Board the size of the Board and criteria for directors in terms of experience, expertise, and such other areas deemed relevant to the current and future needs of the Company.

The attendance record of directors at the Nominating and Governance Committee meetings from January 1, 2008 to May 14, 2009 is as follows:

Director	Nominating and Governance Committee
Patrick R. Cooke	2 from 2
T. Barry Coughlan	2 from 2
Wayne Kirk	2 from 2
Sipho Nkosi	0 from 2

Audit Committee

The Audit Committee is comprised of three independent directors, Messrs. Elliott (Chairman), Kirk and Cooke. All of the members of the Audit Committee are financially literate.

The Audit Committee’s mandate and responsibilities are detailed in its charter, and include:

(a) assisting in the identification of the principal risks of the Company’s business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b) overseeing the work of the external auditor engaged for the purpose of preparing or issuing an audit report or related work,

(c) recommending to shareholders the appointment of the external auditor,

(d) approving all audit- and non-audit services to be provided by the external auditor and the compensation of the external auditor, and

(e) reviewing the Company’s financial statements, Management Discussion and Analysis, and earnings press releases before the Company publicly discloses this information.

(f) Overseeing the work of the internal auditor of the Company.

The Audit Committee is also responsible for seeing to the independence and qualifications of the external auditor.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review financial statements and management’s discussion and analysis and meets at least twice annually with the Company’s external auditor. The Audit Committee discusses, among other things, the annual audit and the adequacy and effectiveness of the Company’s internal control and management information systems. The Audit Committee also discusses the annual financial statements and related Management’s Discussion and Analysis with the external auditor.

See “Audit Committee” in the Company’s Annual Information Form for the year ended December 31, 2008 for more information concerning the Audit Committee and its members.

The attendance record of directors at the Audit Committee meetings from January 1, 2008 to May 14, 2009 is as follows:

Director	Audit Committee
Patrick R. Cooke	6 from 6
David M.S. Elliott	6 from 6
Wayne Kirk	6 from 6

Compensation Committee

The Compensation Committee recommends compensation for the directors and the executive officers and administers the Company’s share option plan.

The Compensation Committee is comprised of three independent directors, Messrs. Cooke, Coughlan (Chairman) and Elliott, and non-independent director, Mr. Nkosi.

In terms of the charter of the Compensation Committee, the Chief Executive Officer of the Company is not present during any vote or deliberation of the Committee regarding the performance or compensation of the Chief Executive Officer.

This Committee’s mandate includes

(a) assisting the Board in discharging the Board’s responsibilities relating to executive officer and director compensation,

(b) providing oversight with respect to the evaluation of management, and

(c) providing oversight with respect to the Company’s compensation strategies, practices and incentive compensation plans.

(d) This Committee has been empowered to ensure the effectiveness of the Company’s executive officers and appropriate management continuity, including a succession plan for the chief executive officer and other executive officers. The Compensation Committee formally evaluates the performance of the chief executive officer and recommends to the board of directors the chief executive officer’s compensation. It also ensures the reasonableness and appropriateness of the compensation arrangements and compensation level for all of the Company’s executive officers. The Compensation Committee monitors the overall soundness and effectiveness of director, executive officer and employee compensation and benefit programs. The Committee administers the Company’s share option plan. This Committee reports to the Board on compensation issues following the meetings of the Committee.

The attendance record of directors at the Compensation Committee meetings from January 1, 2008 to May 14, 2009 is as follows:

Director	Compensation Committee
Patrick R. Cooke	8 from 8
T. Barry Coughlan	8 from 8
David M.S. Elliott	6 from 8
Sipho A. Nkosi	2 from 8

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee currently is comprised solely of Mr. Segsworth, who was appointed by the Board on August 7, 2007. The overall purpose of the Environmental, Health and Safety Committee (the "Committee") is to review and monitor on behalf of the Board of Directors (the “Board”):

(a) the environmental policies and activities of the Corporation; and

(b) the policies and activities of the Corporation as they relate to the health and safety of employees of the Corporation in the workplace.

Mr. Segsworth visits the Company’s two principal projects at least twice per annum and, since the appointment of the Committee, he has delivered a report to the Board during each Board meeting. The company also retains the services of Mr. Gerry Robbertze, an independent mining engineer, to carry out inspections at its Burnstone project and who provides a report to Mr. Segsworth in that regard on a monthly basis.

Investment Committee

The Investment Committee was appointed by the Board on May 8, 2008 and is comprised of Mr. Dippenaar (Chairman and non-independent director), two independent directors, Messrs. Elliott and Segsworth and non-independent director Mr. Thiessen.

The Committee is responsible to assist the Board in fulfilling the investment strategy and performance component of its Corporate Governance responsibilities in respect of the Company’s non-core mining investments, being any investments other than in its two material mining projects.

The Investment Committee met three times in 2008 and once in 2009 with all members present.

Executive Committee

The Executive Committee was appointed by the Board on May 8, 2008 and is comprised of non-independent directors Messrs. Thiessen (Chairman) and Dippenaar and one independent director, Mr. Cooke. The Executive Committee has the authority to exercise Board specific delegated authority.

The Executive Committee met once in 2008 with all members present.

Disclosure Committee

The Disclosure Committee, which is a non-Board Committee, is comprised of the Chief Executive Officer, the Chief Financial Officer, a Corporate Secretary and senior members of management.

The Disclosure Committee’s mandate and responsibilities are detailed in its Charter, and include:

(a) determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws;

(b) reviewing the Company’s disclosure policy to ensure that it addresses the Company’s principal business risks, changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements;

(c) designing disclosure controls and procedures and directing and supervising an annual evaluation of the effectiveness of the Company’s disclosure controls and procedures; and

(d) ensuring that policies and guidance related to corporate disclosure and financial reporting are developed and issued.

All material disclosures are forwarded to the Board for comments prior to the release thereof. All press releases are required to be approved by at least two independent directors, one of which must be a member of the Audit Committee.

Assessments

The Board and the Board Committees are required to self assess annually in respect to their effectiveness and contribution. The Board completed an assessment on March 27, 2009 in respect to the 2008 financial year. The assessment was conducted by way of a questionnaire forwarded to the Directors by the chairman of the Nominating and Governance Committee, followed by discussion of the results of the survey by members of the committees at committee meetings, with a report thereon at the following Board meeting, and by the members of the Board at a Board meeting. The Board is satisfied that the Board and its Committees function effectively and that all the Directors contribute towards the effective and efficient oversight of the management of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

In this section "Named Executive Officer" or “NEO” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of December 31, 2008 and whose compensation including bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been required except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. References to “Executive Officers” include Named Executive Officers.

Summary Compensation Table

Name and principal Position (a)	Year (b)	Salary ($) (c)	Share- based awards ($) (d)	Option- based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compen- sation ($) (h)	Total compen- sation ($) (i)
					Annual incentive plans (f1)	Long term incentive plans (f2)
Ferdinand Dippenaar CEO	2008	464,757	0	680,000(1) 172,536(2) (4)	0	0	42,479	0	1,359,772
Lourens A. van Vuuren CFO	2008	194,337	0	151,800(1) (3) 64,864(2)	0	0	19,737	0	430,738
Johan G. Oelofse COO	2008	330,668	0	277,725(1) 111,614(2)	0	0	30,756	0	750,763
Dawid J. Mostert VP Human Capital	2008	206,567	0	103,155(1) 75,845(2)	0	0	41,831	0	427,398
Willem J.P. Beckmann VP Business Services	2008	181,522	0	160,770(1) 63,259(2)	0	0	19,599	0	425,150

Notes:

(1)

The 2008 Annual share option allotments were granted April 10, 2008, however due to the substantial decline in the Company's share price in the latter part of 2008 following the global financial crisis, employees other than the CEO were allowed to elect to cancel unexercised employee share options (including the April 2008 award) above $1.50 and receive a new allocation of options equal to 50% of the number of cancelled options at a price of $1.25. These options will vest over a 24 month period. The allocation of these options was concluded on January 12, 2009. The CEO (along with the directors) was afforded the opportunity to elect to cancel unexercised share options issued at above $1.50 and receive a new allocation of options equal to 50% of the number of cancelled options at a price of $1.49 vesting over a 24 month period. The allocation of the latter options was concluded on April 10, 2009. These amounts reflect the estimated fair value of share options granted in the fiscal 2008 as determined using the Black Sholes model with the following assumptions: for the CEO and directors-

76.10% volatility, 3.13 % risk-free interest rate which equates to a fair value of $1.00 per option, and for the other Named Executive Officers – 84.20% volatility, 2.37% risk-free interest rate which equates to a fair value of $0.79 per share option. The value as reflected in the “Option Based Award” column is not indicative of whether the Named Executive Officers and directors will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains Directors and Named Executive Officers.

(2)

The 2008 annual bonuses of Executive Officers were granted in share options in lieu of cash payments to preserve the cash flow of the Company. The annual bonuses represent 30% of total income and are prorated for the period of employment in the year and weighted 40% to individual performance and 60% to Company performance, in accordance with the Company’s Reward Philosophy. The bonus for every Executive Officer was converted into share options by dividing the bonus value by the issue price of $1.25 per share option and matching the resulting number of share options by an equal number of share options by the Company

(3)

Mr van Vuuren commenced employment with the Company effective March 3, 2008, he therefore only qualified for a pro rata portion of his 2008 bonus. He was allocated the initial engagement share options in terms of the Company’s Reward Philosophy and elected to participate in the cancellation of these share options as set out in foot note (1) above.

(4)

Mr. Dippenaar (along with the directors) was afforded the opportunity to elect to cancel all unexercised share options issued at above $1.50 and receive a new allocation of options equal to 50% of the number of cancelled options at a price of $1.49 vesting over a 24 month period. The allocation of the latter options was concluded on April 10, 2009. These amounts reflect the estimated fair value of share options granted in the fiscal 2008 as determined using the Black Sholes model. These are not indicative of whether the Named Executive Officers and directors will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains Directors and Named Executive Officers.

Compensation Discussion and Analysis

Significant Elements of Compensation awarded to, earned by, paid to, or payable to Executive Officers for the most recently completed financial year

The Company’s reward philosophy is to consider the total reward package needed to meet the differing roles within the Company whilst ensuring external competitiveness and internal relativity. The Company’s total reward package comprises a mixture of cash and non-cash elements designed to attract and retain high quality personnel and to reward successful performance at all levels. We want to engage our employees to such a degree that they willingly work for us rather than another organisation that can afford to offer better tangible rewards. The goal is for the Company to be perceived within the industry as a preferred company of employment in all aspects of employment and to meet the expectations of employees and to develop our employees to fulfil their aspirations of growth within the company along defined career paths developed in conjunction with the employees. To this end we will regularly re-evaluate our reward programmes recognising competitive factors that may impact on achieving responsible delivery towards corporate objectives. All remuneration is based on total monthly earnings which are broken down into the various components based on the compensation structuring option taken by the respective employees. The different components that are elective within the monthly earnings are: Health care benefits and retirement funding with the contribution value of the latter being determined by the individual electing either10, 15 or 20% of base salary.

The following example reflects principles on which the Executive Officers of the Company are compensated in accordance with the Company’s Reward Philosophy:

Position	% BP(1)	%VP(2)	Variable Pay
Strategic Committee	30	70	Annual Bonus 30%	Share Option Value 40%

Notes:

(1)	Base pay (BP) – is the overall remuneration to the individual per annum based on market and industry trends.

(2)	Variable pay (VP) - is based on 30% annual bonus and 40% on share option allocations. This year the annual bonus was converted to share options to preserve cash flow.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The Company currently has no share based awards.

Option-Based Awards

	Option-based Awards
Name (a)	Number of Securities underlying unexercised options (b)	Option exercise price ($) (c )	Option expiration date (d)	Value of unexercised in-the- money-options (1) (e)
Ferdinand Dippenaar CEO	400,000 254,800 680,000 690,000	$1.14 $1.25 $1.49 $1.75	Dec 31, 2010 Dec 11, 2013 April 12, 2014 Feb 11 ,2014	172,000 81,536 54,400
Lourens A. van Vuuren CFO	333,326 300,000	$1.25 $1.75	Dec 11, 2011 Feb 11, 2012	106,664
Johan G. Oelofse COO	591,220 370,000	$1,25 $1.75	Dec 11, 2011 Feb 11, 2012	189,190
Dawid J. Mostert VP Human Capital	277,740 270,000	$1.25 $1.75	Dec 11, 2011 Feb 11, 2012	88,877
Willem J.P. Beckmann VP Business Services	339,960 220,000	$1.25 $1.75	Dec 11, 2011 Feb 11, 2012	108,787

Note:

(1)	The closing price of $1.57 as at December 31, 2008 was used to determine “in-the-money” share options

Incentive plan awards - value vested or earned during the year

Pension Plan Benefits

Defined Contribution Plans

Name (a)	Accumulated value at start of year ($) (b)	Compensatory ($) (c)	Non-compensatory ($) (d)	Accumulated value at year end ($) (e)
Ferdinand Dippenaar CEO	49,760	42,479	0	92,951
Lourens A. van Vuuren CFO	0	15,871	0	15,871
Johan G. Oelofse COO	37,849	30,756	0	70,292
Dawid J. Mostert VP Human Capital	56,585	41,831	0	102,691
Willem J.P. Beckmann VP Business Services	24,580	19,599	0	43,780

Termination and Change of Control Benefits

Written employment contracts between the Company and Mr. Dippenaar, the President and Chief Executive Officer and the Executive Officers of the Company, were recommended by the Compensation committee and approved by the Board on February 27, 2008. The employment contracts provide for compensation payable under certain circumstances in the event of resignation or termination of employment of the Executive Officers’ employment or from a change of the Executive Officers’ responsibilities following a change in control, inclusive of the following:

  The payment of annual holiday leave of 30 calendar days as well as payment in lieu of three months notice period.

  Severance on termination without cause or resignation for good cause after change of control a lump sum equal to twelve months annual salary and outplacement cost.

  In all instances all accumulated benefits due to the employee, such as travel claims and unpaid leave will be paid out.

Other than the detail set out in this Management Information Circular, there are no compensatory plans or arrangements with respect to any Named Executive Officer.

Compensation Committee Disclosure

The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation of the directors and Executive Officers of the Company. Specifically, this Committee has been empowered to recommend to the Board of Directors the form and amount of compensation to be paid to its directors for services on the Board and/or the Board Committees. The Committee reviews director compensation at least annually. The Compensation Committee, in addition, is responsible to evaluates the performance of the President and Chief Executive Officer of the Company and recommends to the Board of Directors the compensation level of the President and Chief Executive Officer; to review the compensation levels of the Executive Officers of the Company and report thereon to the Board of Directors; to grant share options to directors, officers and employees of the Company; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the share option and other option-based compensation plans of the Company; to review management’s strategy for succession planning, and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s Executive Officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Executive Officers of the Company although the Compensation Committee guides it in this role. Taking into consideration the recommendation of the Compensation Committee, the Board determines the type and amount of compensation for the President and Chief Executive Officer and the other Executive Officers. In addition, the Compensation Committee reviews and the Board approves the methodology utilized by the Company for setting salaries of employees throughout the organization. The Company’s Compensation Committee tracks independent competitive market information on compensation levels for the Company’s Executive Officers. Except for the Chairman, the Officers of the Company serve the Company on a full-time basis and they are compensated accordingly by the Company.

Philosophy and Objectives

The compensation program for the Executive Officers of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective Executive Officers;
(b)	motivating the short and long-term performance of these Executive Officers; and
(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its Executive Officers, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective Executive Officers. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Company’s primary objective is to achieve certain strategic objectives and milestones which are translated into individual objectives and milestones for Executive Officers. The Compensation Committee considers executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and similarly, the individual Executive Officers achieving their objectives and milestones.

Equity Participation

The Company believes that encouraging its Executive Officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s share option plan. Share options are initially granted to Executive Officers on engagement and thereafter further share options are granted taking into account a number of factors, including the base salary and competitive factors. At least annually, the Compensation Committee is to review the granting of share options to management and employees. Options vest on terms established by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for Executives Officers so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are determined in part based on independent market survey data. The annual bonuses represent 30% of total compensation and are prorated for the period of employment in the year and weighted 40% to individual performance and 60% to Company performance, in accordance with the Company’s Reward Philosophy. The Chief Executive Officer’s bonus for 2008 was converted into share options by dividing the bonus by the issue price of $1.25per option and matching the resultant number of share options by an equal number of options by the Company.

At least annually, the Compensation Committee is to review the grants of share options to management and employees. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the interests of the Chief Executive Officer with the interests of shareholders. The quantum of the annual grant is calculated by annual cost to company value multiplied by a factor of 2.5 multiplied by the % performance rating divided by the relevant 5 day volume weighted average price on the TSX.

The Chief Executive Officer is engaged directly and compensated by the Company.

Compensation of Directors

Directors are compensated with a base annual fee of $45,000 and receive $3,000-$5000 additional fees for serving as committee chairmen (and as the Chairman of the Board). The Chief Executive Officer (Mr. Dippenaar) receives no compensation, in addition to his executive compensation, for serving on the Board. The option value is not indicative of whether the director will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains. . The table below shows cash fees paid and the monetary amount estimated using the Black-Scholes option pricing model for the value of options granted using the input parameter described in the note to the table:

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c )	Option-based awards(1) ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
P.R. Cooke	$45,000	0	$180,000	0	0	0	$225,000
T.B. Coughlan	$48,000	0	$270,000	0	0	0	$318,000
D.M.S. Elliott	$50,000	0	$180,000	0	0	0	$230,000
H.W. Kirk	$48,000	0	$210,000	0	0	0	$258,000
S.A. Nkosi	$45,000	0	$240,000	0	0	0	$285,000
W.T. Segsworth	$45,000	0	$250,000	0	0	0	$295,000
R.W. Thiessen	$50,000	0	$370,000	0	0	0	$420,000

Note:

(1)

The 2008 annual share option allotments to directors were granted on April 10, 2008. Directors were also afforded the opportunity to elect to cancel unexercised directors share options issued at above $1.50 (including the April 10, 2008 award) and receive a new allocation of options equal to 50% of the cancelled options vesting over a 24 month period which were granted on December 11, 2008 and priced on April 10, 2009 at a price of $1.49 in order to comply with TSX requirements. These amounts reflect the estimated fair value of share options granted in the fiscal 2008 as determined using the Black Sholes model with the following assumptions: 76.10% volatility, 3.13 % risk-free interest rate which equates to a fair value of $1.00 per share option. These are not indicative of whether the directors will realize the estimated fair value or any financial benefit from the awards. The potential appreciation in our share price above the exercise price of the share options, not the estimated fair value used for accounting purposes of the grant date, motivates and retains directors.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on December 31, 2003 to December 31, 2008 with the total cumulative return on the Toronto Stock Exchange (“TSX”) Gold Index.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the 2005 share option plan (the "Plan") which was previously approved by shareholders on July 5, 2005. Amendments to the Plan were approved by the shareholders on June 19, 2007 and the Plan was re-authorized by shareholders in 2008 as part of the three-year approval cycle set by the TSX. The Plan has been established to provide incentive to directors, Executive Officers, employees and the service providers of the Company to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan provides that the number of common shares issuable under the Plan, together with shares issuable under all of the Company's other share compensation arrangements, may not at any time exceed 12.5% of the total number of issued and outstanding common shares.

In respect to the directors and Executive Officers the Company has adopted a policy in terms of which the pricing of share options is normally determined after the release of the Company’s annual financial results. The pricing is based on a 5 day volume weighted average price of the Great Basin Gold Ltd Common Shares on the TSX and ensures that the options are priced after release of all material information to the market.

The material terms of the Plan provide that:

  Term: all options granted under the Plan expire on a date not later than 10 years after the issuance of such options. However, should the expiry date for an option fall within a trading Blackout Period (as defined in the Plan, generally meaning circumstances where sensitive negotiations or other like information is not yet public), then the option is deemed extended until nine (9) business days following the expiration of a Blackout Period;

  Exercise Price: all options under the Plan must be granted with an exercise price which is no less than the five day volume weighted average trading price (“VWAP”) at the date of grant. VWAP is calculated by dividing the total value of the common shares traded for the relevant period on the TSX by the total volume of shares. Where appropriate, the TSX may exclude certain special terms trades from the calculation;

  Insiders’ Options Limit: the maximum aggregate number of options that may be issued upon the exercise of share options granted under the Plan to insiders of the Company (generally officers and directors) is 10% of the issued and outstanding Common Shares both (a) at any given time and (b) within a one year period, unless the Company has first obtained disinterested shareholder approval;

  Vesting and Ceasing to hold Office: Granted options are generally subject to vesting over two years (1/3 vesting after four months from the date of grant, 1/3 vesting after one year and the final 1/3 vesting after two years) meaning that if the recipient leaves the service of the Company within the vesting period, the unvested portion is forfeited. If the option holder ceases to be a director or officer of Company or its subsidiaries or ceases to be employed by the Company or its subsidiaries (other than by reason of death or cause), as the case may be, then the vested options expire no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company or its subsidiaries, subject to the terms and conditions set out in the Plan, and in the event of dismissal of the option holder from employment or service for cause, all options held by the option holder, whether or not vested at the date of dismissal, will immediately terminate without any right of the option holder to exercise any of the options;

  Optionee’s Estate Rights: in the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

  Non-Assignability: options granted pursuant to the Plan will be non-assignable and may be subject to vesting-over-time provisions determined by the Board;

  Cash Exercise Only: shares which are issued upon the exercise of options granted under the Plan must be paid for in cash by the holder and the Company does not offer financial assistance in respect of the exercise of options;

  Amendments: certain amendments to the Plan can be effected by the Board without further shareholders’ approval however these changes are limited to typographical, grammatical or clerical corrections to the Plan; changes necessitated by new laws or consequent upon the requirements of other stock exchanges. The Board may also modify the vesting of any issued option, the termination date (but not extending it) and may add a cashless exercise feature; and

  Authorized: all currently available and unallocated options issuable pursuant to the Plan are approved and authorized for grant until June 23, 2011.

Option Compensation Plan Information as at April 30, 2009

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding share options	Number of share options remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the 2005 Share Option Plan)	18,368,593	$1.64	23,280,099
Equity compensation plans not approved by securityholders	–	–	–
Total	18,368,593	$1.64	23,280,099

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, Executive Officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, other than set out below, no informed person (a director, officer or holder of 10% or more of the common shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2008, or has any interest in any material transaction in the current year

MANAGEMENT CONTRACTS

There are currently no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2008, the report of the external auditor and related management discussion and analysis will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of the Company’s most current annual information form, year end and interim financial statements and related management discussions and analyses, as well as additional information, may be obtained from Sedar at www.sedar.com and upon request from Investor Services, Great Basin Gold Ltd, Ground Floor, 138 West Street, Sandton, South Africa, 2146, telephone: +27-11-301-1800 and fax: +27-11-301-1840 as well as on the Company’s website at www.grtbasin.com.

The Company may require the payment of a reasonable charge from any person or company who is not a securityholder of the Company who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Sandton, South Africa, May 14, 2009.

BY ORDER OF THE BOARD
/s/ Ferdi Dippenaar
President and Chief Executive Officer